EXHIBIT 99.1

Almaden Enters Into Key Persons Retention Agreement

VANCOUVER, British Columbia, May 23, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or “the Company”; TSX: AMM; OTCQB: AAUAF) announces that the Company has established a Key Persons Retention Agreement (“KPA”), which is a long-term incentive program to retain key personnel of the Company who have important historical information and knowledge to contribute towards its international arbitration proceedings (the “Claim”) under the Comprehensive and Progressive Agreement for Trans-Pacific Partnership with the United Mexican States.

The Company recognizes that the continued, active participation of the Key Persons is of material importance to the Claim and therefore requires the active support of the Key Persons throughout the Claim process. Each Key Person must satisfy specific Claim related duties and if they do so, each Key Person may be entitled to a pre-defined percentage of the proceeds received under the KPA. The KPA outlines that the Key Persons’ entitlement is not related to participation as a witness in the Claim proceedings or performance as a witness should he serve as one.

The KPA provides that if the Claim is successful and the Company receives damages proceeds, 4.0% of the net proceeds will be directed to the KPA for distribution to its participants (the “Key Persons”), being Korm Trieu, CFO, and Douglas McDonald, Executive Vice President. The net proceeds consist of any gross damages award resulting from the Claim, less all the aggregate direct expenses related to it, including the costs relating to the litigation funding. In the event there are no net proceeds, no amount will be payable under the KPA. On the other hand, the KPA is subject to a maximum aggregate amount of US$12 million. This maximum aggregate amount does not reflect the Company’s view on the merits of the Claim.

The KPA will be submitted for approval by the Company’s disinterested shareholders at the next Annual General and Special Meeting of Shareholders, scheduled for June 26, 2025 (the “Meeting”). The management information circular for the Meeting (the “Circular”) will include full details of the KPA.

The Company engaged Evans & Evans, Inc., a third party financial advisory firm, on an arm’s length basis, who delivered a reasonableness letter to the Company confirming the terms of the KPA are fair and reasonable, from a financial standpoint, to the Company’s shareholders (the “Reasonableness Letter”). The foregoing conclusions are qualified in their entirety by reference to the full text of the Reasonableness Letter, a copy of which will be attached to the Circular.

On behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin
Chair
Almaden Minerals Ltd.

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing, result and damages arising from the Claim and net proceeds paid to the Key Persons subject to the KPA; and the approval of the KPA by the Company’s disinterested shareholders.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s response to the arbitration process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; the ability to continue to finance the arbitration process, and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; uncertainty as to the outcome of arbitration or the funding available to the Company to pursue it; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/